Exhibit 99.1

Notice of Annual

and Special Meeting

Notice is hereby given that Stantec Inc. (“Stantec” or the “Company”) will hold its annual and special meeting of shareholders on Thursday, May 15, 2014, at 10:30 AM (MDT) in the CN Theatre, Room 5-142, MacEwan University, 10500 – 104 Avenue, Edmonton, Alberta. The meeting will be held to:

1	Receive Stantec’s financial statements for the financial year ended December 31, 2013, together with the auditors’ report on those statements

2	Elect the directors of Stantec

3	Appoint the auditors of Stantec and authorize the directors to fix the auditors’ remuneration

4	Consider a resolution to rescind Bylaw No. 1 of Stantec and to adopt Bylaw No. 2

5	Consider a resolution to approve a new long-term incentive plan for Stantec

6	Consider a nonbinding advisory resolution on Stantec’s approach to executive compensation

7	Transact any other business as may properly be brought before the meeting

The accompanying Management Information Circular contains additional information regarding these matters and forms part of this notice. Stantec’s 2013 audited financial statements are included in our 2013 Annual Report, which is available free of charge to shareholders upon request.

The board has fixed the close of business on March 20, 2014, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on such date are entitled to vote on these matters at the meeting.

By order of the board of directors,

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

March 20, 2014